Mail Stop 4561

February 21, 2007

Jonathan Godshall
Chief Executive Officer
Trulite, Inc.
5 Houston Center
1401 McKinney Street, Suite 900
Houston, TX 77010

> **RE:** **Trulite, Inc.**
> **Form 8-K filed February 16, 2007**
> **File No. 000-51696**

Dear Mr. Godshall,

We have reviewed your filing and have the following comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your Form 8-K to state whether the principal accountant's report on the financial statements for either of the past <u>two</u> years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification. Refer to Item 304(a)(1)(ii) of Regulation S-B.

2. We note the accountant's report dated May 16, 2006 included in Form 10-KSB for the year ended December 31, 2005 was modified regarding the uncertainty of the Company's ability to continue as a going concern. Please amend your Form 8-K to disclose this and any other modification to the accountant's report on the financial

statements for either of the past <u>two</u> years. Refer to Item 304(a)(1)(ii) of Regulation S-B.

3. Please provide your former accountant with a copy of the disclosures made in your amended Form 8-K and request your former accountant to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by you and, if not, stating the respects in which it does not agree. Please file the letter as Exhibit 16 in your amended Form 8-K. Refer to Item 304(a)(3) of Regulation S-B.

Please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with draft copies of your proposed revisions prior to filing your amendment. Please submit your amended filing on EDGAR under cover of Form 8-K/A and include the Item 4.01 designation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3437 if you have questions regarding these comments.

Sincerely,

Michael C. Volley
Staff Accountant